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                                                                                EXHIBIT 11

                UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     Computations of Earnings Per Share and Fully Diluted Earnings Per Share
   Assuming All Outstanding Dilutive Convertible Securities Had Been Converted

                   For the Five Years Ended December 31, 1993
                 (Millions of Dollars, except per share amounts)


                                        1993        1992         1991        1990         1989

Earnings (loss) applicable to        $     444   $    (329)   $  (1,083)  $     715    $     687
Common Stock

ESOP Convertible Preferred Stock            16          16           23          22            8
adjustment (1)

Fully diluted net earnings (loss)    $     460   $    (313)   $  (1,060)  $     737    $     695
for period

Average number of common shares
outstanding during period (thirteen
month-end average) (thousands)
                                       125,997     123,238      121,537     120,845      128,693
Fully diluted average number of
common shares outstanding, assuming
all outstanding convertible
securities had been converted on       139,614     137,157      136,012     133,192      133,840
the dates of issue (thousands)

Primary earnings (loss) per common   $    3.53   $   (2.67)   $   (8.91)  $    5.91    $    5.34
share

Fully diluted earnings (loss) per    $    3.30   $   (2.67)   $   (8.91)  $    5.53    $    5.20
common share


(1)Each share of the ESOP Preferred Stock is convertible into one share of Common Stock.  A reduction in earnings applicable to Common Stock is required in the calculation of fully diluted earnings per share representing the Corporation's additional contribution to the ESOP to enable it to meet its debt repayment responsibilities were the preferred dividends not available for this purpose.  The adjustment also reflects the adding back of the ESOP Preferred Stock dividend.

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